Filed Pursuant to Rule 433

Registration Statement No. 333-172662

Best Buy Co., Inc.

Pricing Term Sheet

Priced on July 11, 2013

5.000% Notes due 2018

Issuer:	Best Buy Co., Inc.

Title of Securities:	5.000% Notes due 2018

Trade Date:	July 11, 2013

Settlement Date:	T + 3: July 16, 2013

Principal Amount:	$500,000,000

Coupon (Interest Rate):	5.000% per annum

Maturity Date:	August 1, 2018

Price to Public (Issue Price):	99.997% of principal amount

Yield to Maturity:	5.000%

Benchmark Treasury:	UST 1.375% due June 30, 2018

Benchmark Treasury Price and Yield:	99-28; 1.401%

Spread to Benchmark Treasury:	3.599% (359.9 basis points)

Interest Payment Dates:	Semi-annually on February 1 and August 1 of each year, beginning on February 1, 2014

Optional Redemption:	T + 50 basis points

CUSIP / ISIN:	086516 AM3 / US 086516AM34

Expected Ratings:	Baa2 (Moody’s) / BB (S&P)*

Joint Bookrunners:	Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
RBS Securities Inc.

Senior Co-Managers:	HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
Standard Chartered Bank

Co-Managers:	Credit Suisse Securities (USA) LLC
DNB Markets, Inc.
Goldman, Sachs & Co.
RBC Capital Markets, LLC
US Bancorp Investments, Inc.

*Note: A credit rating of a security is not a recommendation to buy, sell or hold such security and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. Each of the ratings included herein should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847 (toll free), Citigroup Global Markets Inc. at 1-800-831-9146 (toll free), or J.P. Morgan Securities LLC at (212) 834-4533 (collect).